Exhibit 99.1

Azure Power announces appointment of Delphine Voeltzel as Nominee Director from OMERS Infrastructure

New Delhi, May 11, 2022: Azure Power (NYSE: AZRE), a leading independent sustainable energy solutions provider and power producer in India, today announced the appointment of Delphine Voeltzel, a Managing Director at OMERS Infrastructure, to its Board.

Delphine will join the Board effective May 11, 2022, as Nominee Director appointed by OMERS Infrastructure, which is the second largest shareholder of Azure Power. She has 13 years of professional experience in the infrastructure sector across Europe and Asia and is leading OMERS Infrastructure’s investment efforts in Asia.

Speaking on her appointment, Delphine Voeltzel said, “Azure Power is one of India’s leading independent power producers and has a remarkable footprint in the country. I am looking forward to contributing my perspective to achieve the ambitious vision set by the company and it will be an honor to work with the esteemed Board and Management of Azure Power.”

Speaking on this occasion, Alan Rosling, Chairman of the Board, Azure Power said, “I am pleased to welcome Delphine to the Board. She comes with deep experience in the infrastructure sector and we at the Board are looking forward to collaborating with her in Azure Power’s exciting journey ahead.”

Prateek Maheswari, who was appointed on the Board of Azure Power by OMERS Infrastructure as an observer, has ended his tenure on the Board earlier this year.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based

Exhibit 99.1

on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com